EASTERN SERVICES HOLDINGS, INC.

1221 Ocean Avenue #1202

Santa Monica, California 90401

(310) 587-0029

September 20, 2006

U.S. Securities & Exchange Commission

Office of Small Business

450 Fifth Street NW

Washington, D.C. 20549

Re:	EASTERN SERVICES HOLDINGS, INC.
File No. 333-128451

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-128451, to 12:00 P.M. on September 22, 2006 or as soon as practicable thereafter.

We are also aware that:

•          Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•          The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

EASTERN SERVICES HOLDINGS, INC.

/s/ AKHEE RAHMAN

PRESIDENT AND CHIEF

EXECUTIVE OFFICER